UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

February 14, 2013

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section))

Announcement regarding Capital Adequacy Ratio as of December 31, 2012

Mizuho Financial Group, Inc. hereby announces Capital Adequacy Ratio as of December 31, 2012, based on “Consolidated Financial Statements for the Third Quarter of Fiscal 2012” disclosed on January 31, 2013, as shown in the appendix.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Division
Public Relations Department
Tel. 81-3-5224-2026

Appendix

Capital Adequacy Ratio

Mizuho Financial Group (BIS Standard)

	(%, Billions of yen)
	As of December 31, 2012
		Change from September 30, 2012	As of September 30, 2012	As of March 31, 2012
(1) Consolidated Capital Adequacy Ratio	15.65	0.20	15.45	15.50
Tier 1 Capital Ratio	12.75	0.07	12.68	12.76
(2) Tier 1 Capital	6,544.6	254.0	6,290.6	6,398.9
(3) Tier 2 Capital	1,867.0	97.0	1,769.9	1,745.1
(4) Deductions for Total Risk-based Capital	378.3	(17.0)	395.4	368.9
(5) Total Risk-based Capital (2)+(3)-(4)	8,033.3	368.1	7,665.1	7,775.0
(6) Risk-weighted Assets	51,314.7	1,710.7	49,603.9	50,144.9
(7) Total Required Capital (6)X8%	4,105.1	136.8	3,968.3	4,011.5

(Reference)
Prime Capital Ratio *	9.37	0.16	9.21	8.97

*	Prime Capital (Tier1 Capital(2) - preferred securities - preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets(6)

Mizuho Bank (Domestic Standard)

	Consolidated				Non-consolidated
	As of December 31, 2012
		Change from September 30, 2012	As of September 30, 2012	As of March 31, 2012	As of December 31, 2012
(1) Capital Adequacy Ratio	15.77	0.42	15.35	15.52	15.88
Tier 1 Capital Ratio	11.65	0.39	11.26	11.39	11.74
(2) Tier 1 Capital	2,474.7	85.1	2,389.6	2,428.1	2,417.1
(3) Tier 2 Capital	981.9	1.1	980.7	977.6	981.2
(4) Deductions for Total Risk-based Capital	106.8	(6.0)	112.9	98.9	130.1
(5) Total Risk-based Capital (2)+(3)-(4)	3,349.8	92.3	3,257.4	3,306.8	3,268.2
(6) Risk-weighted Assets	21,237.2	28.7	21,208.5	21,299.9	20,571.8
(7) Total Required Capital (6)X8%	1,698.9	2.2	1,696.6	1,703.9	1,645.7

Mizuho Corporate Bank (BIS Standard)

(1) Capital Adequacy Ratio	17.85	(0.09)	17.94	17.83	19.97
Tier 1 Capital Ratio	15.47	(0.32)	15.79	15.87	15.81
(2) Tier 1 Capital	4,586.9	223.4	4,363.4	4,430.8	4,268.4
(3) Tier 2 Capital	838.4	106.0	732.3	682.8	1,173.3
(4) Deductions for Total Risk-based Capital	134.0	(4.9)	139.0	137.2	50.9
(5) Total Risk-based Capital (2)+(3)-(4)	5,291.2	334.4	4,956.8	4,976.4	5,390.8
(6) Risk-weighted Assets	29,638.1	2,014.5	27,623.6	27,910.1	26,987.4
(7) Total Required Capital (6)X8%	2,371.0	161.1	2,209.8	2,232.8	2,158.9

Mizuho Trust & Banking (BIS Standard)

(1) Capital Adequacy Ratio	17.77	(0.03)	17.80	18.26	18.08
Tier 1 Capital Ratio	14.34	0.13	14.21	14.02	14.61
(2) Tier 1 Capital	343.2	11.5	331.6	334.5	345.2
(3) Tier 2 Capital	86.2	(0.8)	87.0	103.5	85.7
(4) Deductions for Total Risk-based Capital	4.0	0.8	3.2	2.4	3.6
(5) Total Risk-based Capital (2)+(3)-(4)	425.3	9.8	415.5	435.7	427.3
(6) Risk-weighted Assets	2,393.3	59.6	2,333.6	2,386.0	2,362.6
(7) Total Required Capital (6)X8%	191.4	4.7	186.6	190.8	189.0

(Reference)
Mizuho Bank (BIS Standard)

(1) Capital Adequacy Ratio	15.75	0.32	15.43	15.46	15.82
Tier 1 Capital Ratio	11.50	0.31	11.19	11.32	11.61
(2) Tier 1 Capital	2,474.6	85.1	2,389.4	2,428.0	2,417.0
(3) Tier 2 Capital	1,021.5	3.0	1,018.4	986.0	1,009.2
(4) Deductions for Total Risk-based Capital	108.6	(4.4)	113.1	99.1	131.9
(5) Total Risk-based Capital (2)+(3)-(4)	3,387.5	92.6	3,294.8	3,314.8	3,294.2
(6) Risk-weighted Assets	21,507.8	158.5	21,349.3	21,440.9	20,816.1
(7) Total Required Capital (6)X8%	1,720.6	12.6	1,707.9	1,715.2	1,665.2